SEC
Mail Processing
Section

FEB 28 2018

Washington DC
408

18001461

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# ANNUAL AUDITED REPORT FORM X-17A-5 ~~PART III~~

| SEC FILE NUMBER |
|---|
| 8-19988 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Harris Associates Securities L.P. (filed as confidential information pursuant to Rule 17a-5)

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 South Wacker Drive, Suite 4600
(No. and Street)

Chicago (City) IL (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Zachary D. Weber, Chief Financial Officer and Treasurer of Harris Associates Inc., General Partner, (312) 646-3218
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

One North Wacker Drive, 9th Floor (Address) Chicago (City) IL (State) 60606 (Zip Code)

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

DB

# OATH OR AFFIRMATION

I, Zachary D. Weber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Harris Associates Securities L.P. (filed as confidential information pursuant to Rule 17a-5), as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

Signature

CFO and Treasurer of Harris Associates Inc. General Partner

Title

Notary Public

Cook County, 2/23/18

SARAH E. GRIMM
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
June 07, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Harris Associates Securities L.P.
## Index
## December 31, 2017

pwc

## Report of Independent Registered Public Accounting Firm

To the Board of Directors and Partners of Harris Associates Securities L.P.

### *Opinion on the Financial Statements*

We have audited the accompanying statement of financial condition of Harris Associates Securities L.P. as of December 31, 2017, and the related statements of operations, changes in partners' capital and cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

### *Basis for Opinion*

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

### *Significant Transactions with Related Parties*

As discussed in Note 2 to the financial statements, the Company has entered into significant transactions with Harris Associates L.P., its limited partner, a related party.

### *Supplemental Information*

The accompanying computation of net capital pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated

whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the computation of net capital pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

February 23, 2018

We have served as the Company's auditor since at least 1999. We have not determined the specific year we began serving as auditor of the Company.

# Harris Associates Securities L.P.
## Statement of Financial Condition
## December 31, 2017

| | | |
|---|---|---|
| **Assets** | | |
| Cash | $ | 1,464,276 |
| Prepaid expenses | | 37,544 |
| Total assets | $ | 1,501,820 |
| **Liabilities and Partners' Capital** | | |
| Liabilities | | |
| Payable to limited partner | $ | 353,256 |
| Other expenses payable | | 47,903 |
| Total liabilities | | 401,159 |
| Partners' capital | | 1,100,661 |
| Total liabilities and partners' capital | $ | 1,501,820 |

The accompanying notes are an integral part of these financial statements.

# Harris Associates Securities L.P.
## Statement of Operations
## December 31, 2017

| | | |
|---|---|---|
| **Revenue** | $ | - |
| | | |
| **Expenses** | | |
| Administrative fees to limited partner | | 2,338,898 |
| Other expenses | | 131,818 |
| Total expenses | | 2,470,716 |
| Net loss | $ | (2,470,716) |

The accompanying notes are an integral part of these financial statements.

# Harris Associates Securities L.P.
## Statement of Changes in Partners' Capital
## December 31, 2017

| | General Partner | Limited Partner | Total |
|---|---|---|---|
| **Capital, December 31, 2016** | $ 7,715 | $ 763,662 | $ 771,377 |
| Capital contributions | 28,000 | 2,772,000 | 2,800,000 |
| Net loss | (24,707) | (2,446,009) | (2,470,716) |
| **Capital, December 31, 2017** | $ 11,008 | $ 1,089,653 | $ 1,100,661 |

The accompanying notes are an integral part of these financial statements.

## Harris Associates Securities L.P.
### Statement of Cash Flows
### December 31, 2017

| | |
|---|---|
| **Cash flows from operating activities** | |
| Net loss | $ (2,470,716) |
| Adjustments to reconcile net loss to net cash used in operating activities: | |
| Decrease in prepaid expenses | 4,369 |
| Increase in payable to limited partner | 183,173 |
| Increase in other expenses payable | 20,443 |
| Net cash used in operating activities | (2,262,731) |
| **Cash flows from financing activities** | |
| Capital contributions | 2,800,000 |
| Net cash provided by financing activities | 2,800,000 |
| Net increase in cash | 537,269 |
| **Cash** | |
| Beginning of year | 927,007 |
| End of year | $ 1,464,276 |

The accompanying notes are an integral part of these financial statements.

## 1. Nature of Operations and Summary of Significant Accounting Policies

Harris Associates Securities L.P. ("HASLP"), a Delaware limited partnership, is a registered broker-dealer and member of the Financial Industry Regulatory Authority ("FINRA"). The general (1%) and limited (99%) partners of HASLP are Harris Associates, Inc. ("HAI") and Harris Associates L.P. ("HALP"), respectively, which are both wholly owned subsidiaries of Natixis Investment Managers, L.P. The net income or loss of HASLP is allocated to the partners in proportion to their ownership interests.

HASLP is a limited purpose broker-dealer whose sole business is acting as a distributor of The Oakmark Funds, a series of registered investment companies managed by HALP. The Oakmark Funds do not charge loads or 12b-1 fees to shareholders. HASLP does not earn any revenues or commissions through distribution of these mutual funds.

These financial statements are presented in accordance with accounting principles generally accepted in the United States of America.

The following is a summary of significant accounting policies followed in the preparation of HASLP's financial statements.

**Income Taxes**
HASLP is a partnership for federal income tax purposes. It is not subject to federal or state taxes on its income. The partners will be required to report on their income tax return their proportionate share of the items of loss and deductions from HASLP, the partnership.

HASLP follows the authoritative guidance on accounting for and disclosure of uncertainty in tax positions which requires HAI to determine whether a tax position of HASLP is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. HAI has evaluated tax positions for the years 2015 through 2017 and has determined that there was no effect on the financial statements.

**Use of Estimates**
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

## 2. Related Parties

HASLP has significant transactions with HALP. Because of this relationship, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

HASLP has entered into an agreement with HALP whereby HALP provides substantially all administrative services, including personnel and occupancy, and charges HASLP a monthly administrative fee of the total amount incurred by HALP on behalf of HASLP for these expenses. The payable to the Limited Partner consists of accrued administrative fees to be paid to the Limited Partner.

Because HASLP has no revenue it experiences net losses and negative cash flows from operating activities, which raises substantial doubt about the Company's ability to continue as a going concern. Accordingly, HAI's board of directors has resolved to make quarterly contributions in the

aggregate amount of $2,800,000 to be paid to HASLP during 2018 to support its operating and regulatory capital requirements. HAI and HALP have contributed the first installment in January 2018 in accordance with the board's resolution.

### 3. Partners' Capital

HASLP had contributions from the General Partner and Limited Partner amounting to $2,800,000 during 2017.

### 4. Net Capital Requirements

HASLP is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change daily. At December 31, 2017, HASLP had net capital of $968,117 and a minimum net capital requirement of $26,744. The ratio of aggregate indebtedness to net capital was .41 to 1.

### 5. Exemption from SEC Rule 15c3-3

HASLP claims exemption from the provisions of SEC Rule 15c3-3 because its transactions are limited to distribution of registered investment companies and it does not hold customer funds or securities. HASLP's activities are limited to those set forth in the conditions for exemption in accordance with Paragraph (k)(1)(i-iv) of that rule.

### 6. Commitment and Contingencies

In the normal course of business, HASLP enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. HASLP's maximum exposure is unknown, as any such exposure would result from future claims that may be, but have not yet been, made against HASLP, based on events which have not yet occurred. However, based on experience, management believes the risk of loss from these arrangements to be remote.

### 7. Subsequent Events

HASLP has evaluated the events and transactions that have occurred through February 23, 2018, the date the financial statements were available to be issued, and noted no material items requiring adjustment of the financial statements. HASLP had contributions from the HAI and HALP amounting to $700,000 during January 2018.

# SUPPLEMENTAL SCHEDULE

## Harris Associates Securities L.P.
### Computation of Net Capital Pursuant to Rule 15c3-1
### Under the Securities Exchange Act of 1934
### December 31, 2017

**Schedule I**

| | |
|---|---|
| **Net capital** | |
| Partners' capital qualified for net capital | $ 1,100,661 |
| Deductions and/or charges | |
| Broker's blanket bond excess deductible | 95,000 |
| Non-allowable assets | 37,544 |
| Net capital | $ 968,117 |
| Total aggregate indebtedness | $ 401,159 |
| **Computation of basic net capital requirements** | |
| Minimum net capital required (6 2/3% of aggregate indebtedness) | (A) $ 26,744 |
| Minimum dollar net capital requirement | (B) $ 5,000 |
| Net capital requirement (greater of (A) or (B)) | $ 26,744 |
| Excess net capital (net capital, less net capital requirement) | $ 941,373 |
| Excess net capital at 1,000 percent (net capital less 10% of aggregate indebtedness) | $ 928,001 |
| Ratio: Aggregate indebtedness to net capital | .41 to 1 |

The above information is in agreement in all material respects with the December 31, 2017 unaudited FOCUS Report, Part IIA, filed by HASLP on January 25, 2018.

pwc

## Report of Independent Registered Public Accounting Firm

To the Board of Directors of Harris Associates Securities L.P.

We have reviewed Harris Associates Securities L.P.'s (the "Company") assertions, included in the accompanying Harris Associates Securities L.P.'s Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(1) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2017 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended December 31, 2017.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

February 23, 2018

*PricewaterhouseCoopers LLP, One North Wacker, Chicago, IL 60606*
*T: (312) 298 2000, F: (312) 298 2001, www.pwc.com/us*

# HARRIS ASSOCIATES

Harris Associates Securities L.P. Exemption Report

Harris Associates Securities L.P. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(1);

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(1) throughout the most recent fiscal year without exception.

Harris Associates Securities L.P.

I, Zachary D. Weber, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: Chief Financial Officer

February 23, 2017

111 South Wacker Drive, Suite 4600, Chicago, IL 60606 • 312.646.3600 • harrisassoc.com